Exhibit 12

Frontier Communications Corporation

Statements of the Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

($ in Millions)

	Years Ended December 31,
	2017	2016	2015	2014	2013

Pre-tax income(loss) from continuing operations	$(3,187)	$(623)	$(361)	$163	$163

Fixed charges	1,577	1,588	1,156	732	698

Interest capitalized	(12)	(11)	(4)	(3)	(3)

Income attributable to the noncontrolling
interest in a partnership	-	-	-	-	(2)

Total earnings	$(1,622)	$954	$791	$892	$856

Fixed charges	1,577	1,588	1,156	732	698

Dividends declared on preferred stock	214	214	120	-	-

Combined fixed charges and
preferred stock dividends	1,791	1,802	1,276	732	698

Excess (deficiency) in earnings required to
cover fixed charges	$(3,199)	$(634)	$(365)	$160	$158

Ratio of earnings to fixed charges	(1.03)	0.60	0.68	1.22	1.23

Excess (deficiency) in earnings required to
cover combined fixed charges and
preferred stock dividends	$(3,413)	$(848)	$(485)	$160	$158

Ratio of earnings to combined fixed charges
and preferred stock dividends	(0.91)	0.53	0.62	1.22	1.23

NOTE: The above calculation was performed in accordance with Regulation S-K 229.503(d) Ratio of earnings to fixed charges.